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                              April 8, 2024

       Robert M. Giglietti
       President
       GE Vernova Inc.
       58 Charles Street
       Cambridge, MA

                                                        Re: GE Vernova Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 13,
2024
                                                            File No. 333-277900

       Dear Robert M. Giglietti:

              We have conducted a limited review of your registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 Filed March 13, 2024

       General

   1. We note your disclosure on page 202 that your employees may participate in the GE
                                                        Vernova Retirement
Savings Plan and that you are registering your shares of common stock to be issued to
these plan participants in this Form S-1. Please tell us why you are electing to use this
Form S-1 instead of a Form S-8, or revise throughout. Please refer to
                                                        Section 10 of Staff
Legal Bulletin 4.
   2.                                                   We note your disclosure
on the cover page and Exhibit 107 that this Form S-1 covers    an
                                                        indeterminate number of
plan interests to be offered and sold under the GE Vernova
                                                        Retirement Savings
Plan.    Please tell us how this complies with Rule 416 of the Securities
                                                        Act and Item 501 of
Regulation S-K, or revise throughout.
 Robert M. Giglietti
FirstName   LastNameRobert M. Giglietti
GE Vernova    Inc.
Comapany
April       NameGE Vernova Inc.
       8, 2024
April 28, 2024 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Jenny O'Shanick at 202-551-8005 or Asia Timmons-Pierce at 202-551-
3754 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:      Christodoulos Kaoutzanis